NOTICE: THIS AGREEMENT IS SUBJECT TO BINDING ARBITRATION PURSUANT TO THE FEDERAL ARBITRATION ACT ("FAA"), 9 U.S.C. § 1, *et seq.*, OR, IF AND ONLY IF THE FAA DOES NOT APPLY, THEN PURSUANT TO THE SOUTH CAROLINA UNIFORM ARBITRATION ACT, S.C. CODE ANN. § 15-48-10, *et seq.*

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

OPERATING AGREEMENT – AMENDED RESTATED

THE LIMITED LIABILITY COMPANY UNITS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF SUCH MEMBERSHIP INTEREST IS RESTRICTED AS STATED IN THIS OPERATING AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE LLC RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING MEMBERSHIP INTEREST REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS MEMBERSHIP INTEREST WITHOUT COMPLYING WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

This Operating Agreement – Tidal Creek Brewhouse Grand Strand, LLC Operating Agreement - Amended Restated – supersedes all prior signed versions, to include, but not limited to:
1. TCB GS Operating Agreement – 20 August 19_wAdd1_2
2. TCB GS Operating Agreement – Amended Restated_20Oct19_NoRL

UPDATED 12.24.24 to reflect Units

OPERATING AGREEMENT

OF

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

This Operating Agreement of TIDAL CREEK BREWHOUSE GRAND STRAND, LLC (the "Company") dated this _____ day of 11/23/2019 _______________, is (a) adopted by the Members as defined below.

WITNESSETH:

WHEREAS, the Company has been formed as a limited liability company under South Carolina law for the limited purposes hereinafter set forth; and

WHEREAS, the Members of the Company wish to adopt this Agreement as the Operating Agreement of the Company;

NOW, THEREFORE, the parties hereto have agreed and do hereby agree as follows:

ARTICLE I

Definitions

1.1 Definitions. Whenever used in this Agreement, or any amendment hereof, the following terms shall have the meanings set forth below:

(a) "Act" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, Sections 33-44-101 et seq. of the Code of Laws of South Carolina (1976), as amended, and any corresponding provisions of future laws.

(b) "Agreement" shall mean this Operating Agreement, together with any amendments hereto.

(c) "Articles of Organization" shall mean the Articles of Organization filed with the South Carolina Secretary of State on August 30, 2018 by which the Company was organized as a South Carolina limited liability company pursuant to the Act, together with any amendments thereto.

(d) "Capital Account" shall mean the account established and maintained for each Member on the books of the Company pursuant to ARTICLE VII hereof.

(e) "Capital Contribution" or "Contribution to Capital" shall mean the amount of cash

DS as DS as

and net fair market value (at the time of the contribution) of any property contributed to the Company by or on behalf of a Member.

(f)   **"Class A Member"** means a Member holding a Class A Membership Interest.

(g)   **"Class A Membership Interest"** shall have the meaning set forth in Section 3.9.

(h)   **"Class A Membership Units"** shall mean, for any Class A Member, the number of Units of the total Class A Membership Interests of the Company held by such Class A Member as set forth on Exhibit A, as Exhibit A may be amended from time to time by the Manager to reflect any changes in the Class A Membership Units.

(i)   **"Class B Member"** means a Member holding a Class B Membership Interest.

(j)   **"Class B Membership Interest"** shall have the meaning set forth in Section 3.9.

(k)   **"Class B Membership Units"** shall mean, for any Class B Member, the number of Units of the total Class B Membership Interests of the Company held by such Class B Member as set forth on Exhibit A, as Exhibit A may be amended from time to time by the Manager to reflect any changes in the Class B Membership Units.

(f)   **"Code"** shall mean the Internal Revenue Code of 1986, as amended, and any corresponding provisions of future laws.

(g)   **"Company"** shall mean TIDAL CREEK BREWHOUSE GRAND STRAND, LLC, a South Carolina limited liability company.

(h)   **"Company Liability"** shall mean any enforceable debt or obligation for which the Company is liable, or which is secured by any Company Property.

(i)   **"Company Property"** shall mean any and all property, real, personal, tangible and intangible, either contributed by a Member as capital, transferred to, or otherwise acquired by the Company.

(j)   **"Family"** shall mean (1) the spouse, lineal descendants and ancestors of an individual; (2) any estate, trust, guardianship, conservatorship, custodianship or other fiduciary arrangement for the benefit of any one or more of the individuals described in (1) above; and (3) any corporation, partnership, limited liability company or other business organization controlled by any one or more individuals or entities described in (1) or (2) above.

(k)   **"Financial Rights"** shall mean the right to share in the profits and losses of the Company and the right to share in distributions.

(l)   **"Member"** shall mean the parties to this Agreement from time to time.

(m)   **"Membership Interest"** shall mean all of the rights of a Member under this

Agreement and under the Act, including, but not limited to, a Member's Financial Rights and Voting Rights.

     (n) **"Person"** shall mean an individual, general partnership, limited liability company, limited liability partnership, limited partnership, trust, estate, corporation, custodian, trustee, executor, personal representative, legal representative, administrator, nominee or any other entity or person, and any individual or entity acting in a representative capacity.

     (o) **"Voting Rights"** shall mean the right of a Member to vote on any matter as provided in this Agreement or under the Act. Any reference to a Member's Voting Rights shall mean the number of Units of Voting Rights in the Company held by the Member.

     (p) **"Voting Rights in the Company"** shall mean the Voting Rights held by the Members, collectively. Unless otherwise specifically provided herein, reference to number of Units of Voting Rights in the Company shall mean a number of Units of the total Voting Rights held by all the Members.

ARTICLE II

Formation, Purposes and Powers

     2.1 **Formation.** The parties to this Agreement hereby agree to and adopt the terms and conditions set forth in this Agreement as the Operating Agreement of the Company. The Company shall exist under and be governed by the provisions of the Act, except as otherwise provided or modified by the Articles of Organization or this Agreement.

     2.2 **Name.** The name of the Company shall be TIDAL CREEK BREWHOUSE GRAND STRAND, LLC. The Company's name may only be changed by an amendment to the Articles of Organization.

     2.3 **Articles of Organization.** The Articles of Organization have been filed with the South Carolina Secretary of State, and the Company shall remain in compliance with all applicable provisions of the Act necessary to maintain its existence as a South Carolina limited liability company.

     2.4 **Designated Office.** The Company shall maintain a designated office in South Carolina in accordance with the Act. The designated office shall be at the address set forth in the Articles of Organization or any amendment thereto unless amended.

     2.5 **Registered Agent and Address.** The registered agent for service of process on the Company and the street address of the registered agent for service of process on the Company shall be the Person and address set forth in the Articles of Organization or any amendment thereto.

     2.6 **At-Will Company.** The Company shall be an at-will Company, as that term is defined in the Act. The Company's existence shall commence on the date the Articles of Organization were filed with the South Carolina Secretary of State, unless a later effective date is specified in said Articles of Organization.

2.7 **Purposes.** The specific business purposes and activities of the Company at the time of initial signing of this Agreement shall be the production and resale of malt beverages, and all services ancillary to such activities, including but not limited to managing, improving, operating, leasing, mortgaging, refinancing, pledging, selling or otherwise dealing with the Company Property and engaging in such other activities as the Members deem necessary or appropriate to the foregoing purposes. It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this Company, which shall be permitted to engage in any and all lawful business activities. If this Company intends to engage in business activities outside the state of its formation that require the qualification of the Company in other states, it shall obtain such qualification before engaging in such out-of-state activities.

2.8 **Powers.** Subject to the provisions of this Agreement, the Company shall have the same powers as an individual to do all things necessary or convenient to carry on its business and affairs, including, but not limited to, the power to:

(a) Sue and be sued, and defend in its name;

(b) Purchase, receive, lease, or otherwise acquire, and own, hold, improve, use, maintain, manage, operate and otherwise deal with property of any kind, real, personal, tangible and intangible, or any legal or equitable interest in property, wherever located;

(c) Sell, convey, mortgage, grant a security interest in, lease, exchange, and otherwise encumber or dispose of all or any part of its property;

(d) Purchase, receive, subscribe for, or otherwise acquire, own, hold, vote, use, sell, mortgage, lend, grant a security interest in, or otherwise dispose of and deal in and with, shares or other interests in or obligations of any other entity;

(e) Make contracts and guarantees, incur liabilities, borrow money, issue its notes, bonds, and other obligations, which may be convertible into or include the option to purchase other securities of the limited liability company, and secure any of its obligations by a mortgage on or a security interest in any of its property, franchises, or income;

(f) Lend money, invest and reinvest its funds, and receive and hold real and personal property as security for repayment;

(g) Be a promoter, partner, member, associate, or manager of any partnership, joint venture, trust, or other entity;

(h) Conduct its business, locate offices, and exercise the powers granted by this Agreement and the Act;

(i) Appoint officers, employees, and agents of the Company, define their duties, fix their compensation, and lend them money and credit;

(j) Pay pensions and establish qualified and non-qualified retirement plans, bonus plans, option plans, and benefit or incentive plans for any or all of its current or former Members, officers, employees, and agents, if otherwise permitted by law;

(k) Make donations for the public welfare or for charitable, scientific, or educational purposes;

(l) Make payments or donations, or do any other act, not inconsistent with law, that furthers the business of the Company;

(m) Perform any act and execute and deliver any documents required by any governmental authority; and

(n)   Perform any and all other acts or activities customary, incidental, necessary or convenient to the purposes and powers enumerated herein.

2.9   Duration. The duration of this Company shall be perpetual. Further, this Company shall terminate when a proposal to dissolve the Company is adopted by the membership of this Company or when this Company is otherwise terminated in accordance with law.

2.10   Partnership for Tax Purposes. The Members intend that the Company shall be treated as a partnership for federal and state income tax purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member, for any purposes other than as set forth in the first sentence of this Section.

ARTICLE III

Membership, Management, and Capitalization

3.1   Members. Each Member's names, addresses, tax identification numbers (if applicable), Initial Capital Contribution to the Company, Financial Rights, and Voting Rights are shown on EXHIBIT A attached hereto.

3.2   Non-liability of Members. No member of this Company shall be personally liable for the expenses, debts, obligations or liabilities of the Company, or for claims made against it unless otherwise specified in this Agreement.

3.3   Management. The business and affairs of the Company shall be managed by its Managers. The Managers shall direct, manage and control the business of the Company. Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of the Act, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, any one Manager may take any action permitted to be taken by the Manager if the action is less than five thousand dollars ($5,000) in cost. Any action, exceeding five thousand dollars ($5,000) in cost requires approval of a majority of Managers. Managers can be removed, and new or additional Manager appointed by a sixty (60) percent vote of those Members with Voting Rights.

3.4   Admission of New Members. Additional Members may be admitted to the Company only with the consent of those Members who own sixty (60) percent of the Voting Rights in the Company. The consenting Members shall indicate their consent to the admission of a new Member by executing with the new Member and the Company an amendment to EXHIBIT A of this Agreement setting forth the names and percentage ownership of Financial Rights and Voting Rights of all the Members as a result of the new Member's admission. In addition, no Person shall become a Member unless such Person completes and executes an Admission Agreement with the Company in the form of EXHIBIT B attached hereto.

No creditor of a Member who obtains any portion of a Membership Interest by charging order pursuant to the Act, or otherwise, or any Person, including any creditor, receiver, or bankruptcy estate that obtains any rights in the Company by reason of a security interest, pledge or the filing of an action for foreclosure, bankruptcy, receivership, divorce, or any similar proceeding may become a Member in the Company without the unanimous (100%) written consent of the Members, obtained after the transfer.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Membership Interest, or all of that Member's Financial Rights, are transferred voluntarily by the Member by sale, exchange or gift, or involuntarily by reason of the Member's death, incompetence, insolvency, bankruptcy, or dissolution, then the transferee(s) of such Membership Interest or Financial Rights shall automatically become full Member(s) of the Company.

3.5   Power of Attorney. Any Member may give another Member power of attorney to act for or to execute documents in the name of such Member, provided the Member giving such power of attorney delivers a copy of the power of attorney to the Company. Any such power of attorney may be changed or revoked at any time by the Member who gave such power by giving notice of its change or revocation to the Company.

3.6   Representations and Warranties of Members. Each Member hereby represents and warrants to the Company and each other Member, and covenants with the Company and each other Member that:

(a) the Member is acquiring such Member's Membership Interest in the Company for the Member's own account as an investment and without an intent to distribute the Membership Interest;

(b) the Member acknowledges that such Member's Membership Interest has not been registered under the Securities Act of 1933 or any state securities laws;

(c) the Member acknowledges that such Member's Membership Interest is subject also to the restrictions on transfer contained in this Agreement and the Act;

(d) the financial capacity of the Member is such that the investment in the Company is not material to the Member's total financial capacity, and the Member has the financial ability to bear the economic risk of the investment and has means for providing for the Member's current needs and personal contingencies and has no need for liquidity with respect to the Member's investment in the Company;

(e) the Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of investment in the Company, understands that investment in the Company constitutes a speculative investment with substantial market, operational, competitive, management, economic, tax, interest rate, and other risks, has evaluated the risks associated with investment in the Company **AND HAS HAD OPPORTUNITY TO SEEK THE ADVICE OF THE MEMBER'S OWN INDEPENDENT LEGAL COUNSEL AND OTHER INDEPENDENT EXPERTS**

REGARDING THE TRANSACTION;

(f) the Member acknowledges that, to the best of the Member's knowledge, the purchase of the Member's Membership Interest in the Company was not solicited by the use of general advertising or solicitation, and that no brokerage or similar commission was paid to anyone relating to the Member's acquisition of an interest in the Company;

(g) the Member has been given sufficient opportunity to ask questions, and receive answers with respect to the Company concerning the terms and conditions of the Member's investment and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information provided to such Member in order for the Member to evaluate the merits and risks of investment in the Company;

(h) in the event such Member is not a natural person, the Member is duly organized, validly existing and in good standing under the laws of the state of its formation and has full power to carry on its business and to own and operate its properties and assets as presently owned and operated;

(i) such Member has taken all action necessary to approve and authorize the execution of this Agreement and to consummate the transaction contemplated hereby; and

(j) when executed and delivered, this Agreement shall constitute the valid and binding obligations of the Member, enforceable in accordance with its terms and conditions.

The inclusion of the foregoing does not constitute an acknowledgment that an interest in the Company is a security under applicable law, and the Company reserves the right to contest whether an interest in the Company constitutes a security.

3.7   Management Compensation. The day-to-day business of the Company shall be handled by *Adrian Sawczuk and Dara Liberatore-Sawczuk, the Managers.* The salaries and other compensation of the Manager shall be fixed from time to time in the reasonable discretion of the Manager, and no Manager shall be prevented from receiving such salary because it is also a Member of the Company. *Compensation shall be reviewed and approved by Class A Shareholders requiring 60% agreement with each Shareholder having one equal vote.* Further, compensation of all employees will be established and / or approved by the Manger. Manager may delegate operational responsibilities and duties to select employees, such as President / GM, Headbrewer, Chef and others. *Salaries and / or increases in salaries for any Class A or Class B Shareholders and relatives of any Class A or Class B Shareholders, shall be reviewed and approved by Class A Shareholders requiring 60% agreement with each Shareholder having one equal vote. Initial salaries will be the following:*

- *Co-Founder, Chief Executive Officer – Adrian Sawczuk - $75,000; beginning after brewery opening and sufficient profitability to pay all other operating expenses, working capital needs and debt payments. This salary will remain in effect as long as Adrian continues in this role on a full-time basis, unless adjusted as indicated above. Major responsibilities include: Strategy, Corporate Development, Sales, Finance, IT, Operations, Supply Chain (Procurement, Planning & Scheduling), Performance Management, and Investor Relations.*
- *Co-Founder, President and GM – Dara Liberatore - $75,000; beginning after brewery opening and sufficient profitability to pay all other operating expenses, working capital needs and debt payments. This salary will remain in effect as long as Dara continues in this role on a full-time basis, unless adjusted as indicated above. Major responsibilities include: Marketing, Customer Experience, HR, Taproom and Kitchen Staff oversight.*

- *Brewmaster – Patrick Gibson - $75,000; beginning upon commencement of full-time employment, expected to be upon brewery equipment delivery and installation. Major responsibilities include: Creation of beer program, daily brewery and cellar operations, material ordering and inventory management, production forecasting and planning, brewery operations oversight.*

3.8   Member Information. Any Member shall have the duty to promptly notify the Company of any change in the above Member information or any subsequent Member information as may be provided.

3.9   Classes of Membership Interests. The authorized capital of the Company shall consist of Class A Membership Interests and Class B Membership Interests. The Class A Membership Interests represent capital and profits interests in the Company. Pursuant to Revenue Procedure 93-27 and Revenue Procedure 2001-43; the Class B Membership Interests are intended to be treated for tax purposes as "profits interests" and the receipt of such Interests is intended to be treated as a non-taxable event for the Company and the Members receiving the Class B Membership Interests. The Class B Membership Interests shall not relate to a substantially certain and predictable stream of income from the Company's assets. The Class B Membership Interests shall not be required to make any Capital Contributions to the Company. Both Class A and Class B Membership Interests shall have voting rights for those matters requiring a vote, which is limited to those things set forth in this Agreement. The class and percentage of the Membership Interests held by each Member is set forth on Exhibit A. The Members acknowledge and agree that the Class B Membership Interest shall be adjusted from time to time as indicated on Exhibit A; but that the intent of the Company is that Member Tidal Creek Brewhouse, LLC shall own 60% Membership Interest as Class B Membership Interest, **10%** of Class B Membership Interests will be reserved for key employees, and the remaining **30%** shall be owned by other Members as Class A Membership Interest.


ARTICLE IV

<u>Member Meetings</u>


4.1   Place of Meetings. All meetings of the Members shall be held at the Company's principal place of business.

4.2   Time of Meeting. Meetings of the Members, for any purpose or purposes, shall only be called by the Manager.

4.3   Quorum; Voting Requirement for an Action of the Company. Each Class A and Class B Member shall be entitled to vote in proportion to their Membership Interest in the Company. Not all Members must be present at a meeting, but a majority of numerical Members must be, whose combined ownership % must be equal to or greater than 60%, at a meeting to constitute a quorum.

4.4   Proxies. Class A and Class B Members may vote by proxy appointed by an instrument in writing.

4.5   Waiver of Notice. A Member may waive notice of any meeting by a signed writing. In addition, a Member who attends a meeting waives his right to assert any lack of notice, or defect in notice, of the meeting unless he states such objection at the outset of the meeting.

4.6   Meetings and Notice of Meetings. The Company shall provide for a regular annual members' meeting, typically to be held in the second quarter of the year; this meeting will be held in person, with optional telephonic participation for those members who are not able to attend in person. Additional meetings may only be called by the Manager, or if more than one Manager, any Manager. Notification of such meeting may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communication reasonably expected to be received by a Member. Notice of the business to be transacted at the meeting will be given to Members, in advance, enabling them to vote by Proxy.

Written minutes of the discussions and proposals presented at a Members' meeting, and the votes taken, and matters approved at such meeting, shall be taken by one of the Members or a person designated at the meeting. A copy of the minutes of the meeting shall be placed in the Company's records book after the meeting.

4.7   Decisions of Members. Class A and B Members shall be eligible to vote on a number of matters. Unless otherwise specified, a sixty (60) percent vote shall be required to approve or disapprove of said matters. Such matters consisting of only the purchase, sale, or liquidation of the business; taking on loans; approval of distributions; approval of additional Capital Contributions; admitting new members or investors; and the winding up or dissolution of the Company. The Manager shall have full discretion to make all other decisions, including approval of an annual operating budget and making expenditures. The Manager shall not be liable for any mistakes in judgment or for any inadvertent failure to perform any of its obligations hereunder, or for any loss due to such mistake or failure to perform, or due to negligence, dishonesty, fraud, or bad faith of any employee or other agent of the Company. Unless authorized to do so by this Agreement or by the Manager of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager to act as an agent of the Company in accordance with the previous sentence.

ARTICLE V

Fiduciary Duties; Right to Rely; Indemnification; Confidentiality

5.1   Duty of Loyalty. A Member's duty of loyalty to the Company and the other Members is limited to the following:

(a)   To account to the Company and to hold as trustee for the Company any property, profit or benefit derived by the Member in the conduct or winding up of the Company's business or derived from a use by the Member of the Company's property, including the appropriation of a Company opportunity;

(b) To refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company; and

(c) To refrain from competing with the Company in the conduct of the Company's business before dissolution of the Company.

All of the disinterested Members may identify activities that do not violate the duty of loyalty and ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the duty of loyalty.

5.2 Duty of Care. A Member's duty of care to the Company and the other Members in the conduct of and winding up of the Company's business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law.

5.3 Fiduciary Duties. Each Member shall discharge his or her duties and exercise any of his or her rights consistently with the obligation of good faith and fair dealing which he or she owes to the Company and the other Members. A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. As to each loan or transaction, the rights and obligations of the Member are the same as those of a Person who is not a Member, subject to other applicable law.

5.4 Right to Rely. The Members shall not be held liable to the Company, or to the other Members, for relying in good faith upon the records required to be maintained by this Agreement and upon such information, opinions, reports, or statements by any of the Members, attorneys, accountants, agents, advisors, or any other Person who has been selected with reasonable care by or on behalf of the Company, as to matters the Member reasonably believes are within such other Person's professional or expert competence.

5.5 Indemnification of Members. To the fullest extent allowed by law, the Members shall be indemnified and held harmless by the Company for any liability resulting from any act performed or omission made by them in good faith on behalf of the Company, except for acts or omissions of gross negligence, reckless conduct, intentional misconduct, or knowing violation of the law.

5.6 Duty of Confidentiality. Each Member hereby warrants, covenants, and agrees that he or she will not furnish, divulge, communicate, use to the detriment of the Company, or use for the business of any other Person, any of the Company's confidential information, including but not limited to recipes, pricing information, data, sales methods, know how, processes, licenses, trade secrets, names of customers, customer lists, names of Members, or the partners, shareholders, members or other principals of any Member, future plans, accounting, marketing, financial data, or contract information. Each Member agrees to return all documents which contain any confidential information and all copies of such documents upon request by the Company.

5.7 Duty of Updating Information. Each Member shall have the duty to promptly notify the Company of any change in the Member information in EXHIBIT A or any subsequent Member

DS as DS as

information as may be provided.

5.8   Remedies. Each Member acknowledges and represents that irreparable damage and harm could be done to the Company if there is a breach of the covenants contained herein, and that in the event of a breach, the Members agree that the Company shall be entitled to injunctive relief (both temporary and/or permanent), without posting bond, as well as monetary damages and reasonable attorney's fees for the enforcement of this Agreement. Each Member agrees to return all documents and copies of documents upon request by the Company.

ARTICLE VI

Capital Accounts and Accounting

6.1 Capital Contributions by Members. Within five (5) business days of signing the Agreement, Members shall make at least twenty-five (25) percent of the contributions of cash as shown in EXHIBIT A if said contributions were not made to the Company previously. The remaining balance shall be paid as needed within five (5) business days of notice for need for such payment from the Company. The number of units, class of equity and Membership Interest in the Company that each Member shall receive in return for his or her Capital Contribution is also set forth in EXHIBIT A.

6.2   Additional Contributions by Members. The Members may agree, from time to time by 60% vote, to request the payment of additional Capital Contributions by the Members, on or by a mutually agreeable date. Such Capital Contributions shall be based on Membership Interest. The intention of such request is to allow Members to maintain the same ownership percentage by contributing additional Capital. Members may choose not to contribute additional Capital, in which case they would be subject to dilution.

6.3   Failure to Make Contributions. If a Member fails to make a required Capital Contribution within the time agreed for a Member's contribution, then the remaining Members may, by unanimous vote, agree to reschedule the time for payment of the Capital Contribution by the late-paying Member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent Member, as the remaining members decide. Should the delinquent Member choose to opt out of making such a Capital Contribution, then the Members shall be entitled to provide for a reduction in the Members' interest as required.

6.4   No Interest on Capital Contributions. No interest shall be paid on funds or property contributed as capital to this Company or on funds reflected in the Capital Accounts of the Members.

6.5   Capital Account Bookkeeping. A Capital Account shall be set up and maintained on the books of the Company for each Member. It shall reflect each Member's Capital Contribution to the Company, increased by each Member's share of profits in the Company, decreased by each Member's share of losses and expenses of the Company, and adjusted as required in accordance with applicable provisions of the Internal Revenue Code and corresponding income tax regulations.

6.6 Allocation of Profits and Losses. Allocation of net profits and net losses will be allocated based on the Member's Financial Rights in either Class A and/or Class B Interest.

6.7   Allocation and Distribution of Cash to Members. Unless otherwise provided in this Agreement, cash from Company business operations, as well as cash from a sale or other disposition of Company capital assets, may be distributed from time to time as follows:

(i)   First, to those Members holding Class A Membership Interest who shall receive seventy-five (75) percent of cash distributions until their Capital Contribution is returned fully. Those Members holding Class B Membership Interest shall receive twenty-five (25) percent of cash distributions.

(ii)   Second, to those Members holding either Class A Membership Interest who after having received their Capital Contribution returned, shall receive fifty (50) percent of cash distributions until such amount reaches three (3) times the amount of their Capital Contribution. Those Members holding Class B Membership Interest shall receive fifty (50) percent of cash distributions.

(iii)   Third, to those Members holding Class A Membership Interest who after having received the amount specified in Section 6.7(ii) shall receive **thirty (30) percent** of the cash distributions after such point. Those Members holding Class B Membership Interest shall receive **seventy (70) percent** of the cash distributions after such point.

The method of such distribution shall be set forth in Section 6.11. Manager may retain cash distributions to provide an operational reserve and / or for strategic or capital investment. However, at a minimum, enough cash will be distributed annually to Class A and Class B members to cover any tax liability of Class A or B members.

6.8 **Allocation of Non-cash Distributions.** If proceeds consist of property other than cash, the Class A Members shall decide the value of the property and allocate such value among the Members in accordance with each Member's Class A and/or Class B Membership Units in the Company. If such non- cash proceeds are later reduced to cash, such cash may be distributed among the Members as otherwise provided in Section 6.7.

6.9 **Allocation and Distribution of Liquidation Proceeds.** Regardless of any other provision in this Agreement, if there is a distribution in liquidation of this Company, all items of income and loss shall be allocated to the Members' Capital Accounts, and all appropriate credits and deductions shall then be made to these Capital Accounts before any final distribution is made. A final distribution shall be made to Members in accordance with Section 7.4.

6.10 **Taxable Year and Tax Accounting Methods.** Unless otherwise required by the Code, Treasury Regulations or the Internal Revenue Serve, the Company's taxable and fiscal years shall be the calendar year, and the books of account of the Company shall be maintained on an accrual basis consistently applied and shall show all items of income and expense.

6.11 **Interim Distributions.** Unless otherwise provided for in this Agreement, interim distributions to the Members shall be made in accordance with the following:

(a) From time to time the Manager shall determine to what extent, if any, the Company's cash on hand (Company Cash) exceeds the current and anticipated needs of the Company's business, including, but not limited to, operating expenses, debt service, acquisitions, payments under Section 707(c) of the Code, all amounts necessary to preserve, maintain and repair any Company Property, reserves against future contingent liabilities, and the retention of funds for future investments and activities. Any Company Cash in excess of such amounts shall be distributed to the Members with Financial Rights.

(b)   Except as otherwise provided in this Agreement, all distributions to the Members must be made simultaneously to each of the Members and must be made in proportion to the Members' Financial Rights. Such distributions may be in cash or Company Property or partly in both. Items of Company Property need not be distributed proportionately, provided the Members agree upon the value of the property being distributed and the value of the property and the cash received by each Member is proportionate to his Financial Rights.

(c)   Subject to the Act, at the time that a Member becomes entitled to receive a distribution, the Member has the status of and is entitled to all remedies available to a creditor of the Company with respect to the distribution.

ARTICLE VII

Dissolution, Winding Up, and Termination

7.1 Dissolution. Except as otherwise provided herein, the Company shall dissolve, its affairs shall be wound up, and the Company shall terminate only upon the happening of one or more of the following events:

(a) The written agreement of sixty (60) percent of Members to dissolve the Company; or

(b) The filing by the Secretary of State of a certificate administratively dissolving the Company pursuant to the Act, unless the Company is reinstated in accordance with the Act.

7.2 Duties During Winding Up. The duty of loyalty, duty of care, and fiduciary duties set forth in this Agreement shall apply to any Person winding up the Company's business.

7.3 Distributions In Kind. The Company may distribute assets in kind to satisfy any or all of its obligations. If the Company will distribute assets in kind, the Class A Members shall have thirty (30) days to agree upon the fair market value of such assets. If the Class A Members cannot agree on the fair market value of any asset, then the Class A Members shall hire two (2) independent appraisers to appraise the asset(s) in question. The fair market value of each asset or group of assets appraised shall be the average of the two appraisals.

7.4 Final Liquidating Distributions. After the sale of all Company assets, or the determination of fair market value for distribution in kind of Company assets, the proceeds of the sale or the Company assets shall be distributed as follows:

(a) First, to the payment of any debts and liabilities of the Company, including debts owed to Members who are creditors.
(b) Second, to the setting up of reserves to provide for any contingent liabilities or obligations of the Company;
(c) Third, to reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company;
(d) Fourth, to the Members in accordance with their respective positive Capital Accounts balances, after giving effect to all contributions, distributions and allocations for all Fiscal Periods;
(e) Finally, for any remaining proceeds of the Company, to the Members in accordance with their respective Financial Rights.

ARTICLE VIII

Restrictions on Transfer and Buy-Sell Provisions

8.1 Restrictions on Transfer.

(a) No Member may voluntarily or involuntarily sell, transfer, gift, assign, pledge, mortgage, hypothecate, or otherwise convey or encumber any portion or all of his or her Membership Interest to any Person without the express consent of sixty (60) percent of all other Class A and B Members. In the event that a Member wishes to make such transfer, then all other Members shall be guaranteed a first right of refusal to purchase the Membership Interest. In the event of a death of a Member as

DS as DS as

provided for in this Agreement, the Members shall approve of a buyback by the Company. This restriction shall not apply to the Company buying back any Class A Membership Interest.

(b) An unauthorized transfer of a Membership Interest could create a substantial hardship to the Company and jeopardize its capital base. These restrictions upon ownership and transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and the Company's capital and its financial ability to continue. A Person to whom a Membership in the Company is transferred has the right to be admitted to the Company as a Member with the interest in net profits, net losses, and capital so transferred to such person, if (A) the Member making such transfer grants the transferee the right to be so admitted, and (B) such transfer is consented to in accordance with the provisions of this Agreement. Any transfer inconsistent with the preceding shall be null and void.

8.2   Right to Buy. If a Member withdraws, dissolves, or dissociates from the Company (the "Withdrawing Member"), he, she, or it shall be deemed to have immediately offered to sell, and the Company shall be deemed to have immediately agreed to purchase all of the Withdrawing Member's Membership Interest at the price determined under Section 8.3, and pursuant to the terms contained in Section 8.4. except that the purchase price shall be reduced by the amount of all costs, expenses (including reasonable attorneys' fees) and damages incurred by the Company as a result of the Withdrawing Member's wrongful dissociation from the Company. Additionally, the Company shall have the right to buy back any Class A Membership Interest. The Company shall follow the procedure for purchase as is outlined in this Agreement for purchase of Membership Interest.

8.3   Purchase Price. The price to be paid for a Withdrawing Member's Membership Interest shall be the purchase price agreed upon by the Withdrawing, or, in the case of a deceased Member, the estate of the deceased Withdrawing Member, and the Company or the Member that has elected to make the purchase. If the parties do not agree upon the purchase price of the Membership Interest within thirty (30) days following the death or the event of dissociation, then the purchase price shall be the Appraised Value of the Membership Interest. "Appraised Value" shall mean the value obtained, taking into account any applicable minority, lack of marketability and other discounts, by agreement of two (2) appraisers, one appointed by the Company, or a majority of the Remaining Members who wish to purchase the offered Membership Interest and who have not previously agreed upon the purchase price, and one appointed by the Withdrawing, Dissolving, or Dissociating Member, and in the case of death, the estate of the deceased Member. If the two (2) appraisers cannot agree on an Appraised Value within thirty (30) days after they have both been selected, then they shall appoint a third appraiser. The third appraiser shall determine the value within thirty (30) days after his/her appointment. Appraised Value shall be the average of all three (3) appraisals. The seller and the purchaser(s) shall each pay the costs of the appraiser appointed by them, and one-half (½) of the cost of the third appraiser. The purchase price as determined herein shall be conclusive and binding on the parties, their personal representatives, legal representatives, heirs, successors and assigns. If any party fails to appoint an appraiser within the time required herein, the purchase price determined by the appraiser appointed by the other party shall be conclusive and binding upon the seller and purchaser(s), their personal representatives, legal representatives, heirs, successors, and assigns.

8.4   Payment of Purchase Price. The closing of the purchase shall take place at the principal place of business of the Company, or at such other place as the parties may agree, and at a time and date designated by the parties. The purchase price shall be evidenced by a promissory note made by the purchaser(s) to the order of the seller and shall bear interest at the prime rate as published in the Wall Street Journal at the date of the sale or, if greater, the rate of interest applicable under Section 1274 of the Code and shall be fixed as of the closing date. Payments may be anticipated, in whole or in part, at any time and from time to time, without penalty. The note shall provide that upon default of any payment of interest or principal, the note shall become due and payable immediately, at the option of the holder of the note. Upon payment of the purchase price, the Withdrawing Member's Membership Interest (or any portion thereof) shall be conveyed to the purchaser(s).

Any closing adjustments which are then usual and customary shall be made between the seller and the purchaser(s) on and as of the date of closing. The seller shall pay any transfer, gains or similar taxes arising out of or in connection with the sale and transfer of his Membership Interest. Except as specifically provided in this Agreement, such sale shall be subject to all liabilities and obligations of the Company, matured and unmatured, absolute or contingent. All Members agree to execute and deliver all certificates and other instruments reasonably necessary to effectuate any transaction contemplated herein. Without limiting the foregoing, any Member transferring his Membership Interest shall transfer such interest free and clear of any liens, encumbrances or any interests of any third party and shall execute or cause to be executed any and all documents required to fully transfer good and clear title to such Membership Interest to the purchaser(s), including, but not limited to, any documents required to release any interest of a Member's spouse or any other party who may claim an interest in such Member's Membership Interest.

The parties retain the right to structure the sale as mutually agreed. However, if mutual agreement cannot be reached between the parties as to the structure of the sale, then the purchase price shall be paid in equal and consecutive monthly installments of principal and interest beginning ninety (90) days after the death, attempted transfer or event of dissociation, and the determination of the purchase price has been made. In such a circumstance, an escrow account shall be created and until the purchase price is paid in full, the seller's Membership Interest shall be held by the seller in escrow as collateral security for payment of the note, but in no case may the seller participate in the management of the Company as long as the note is not in default.

8.5   Compliance With Securities Laws. Each Membership Interest has not been registered under the Securities Act of 1933, as amended, or under any state securities law. A Member may not transfer all or any part of his or her or its Membership Interest except in compliance with applicable Federal and state securities laws. The Members shall have no obligation to register any Member's interest under the Securities Act of 1933, as amended, or the securities laws of any state, or to make any exemption therefrom available to any Member. The Company will make notations on its records of the foregoing restrictions on transfer. If a transfer agent is ever appointed, the Company will issue appropriate stop-transfer instructions to its transfer agent respecting the limitations on transfer outlined herein.

8.6   Recognition of Assignment by Company. No assignment, or any part thereof, that is in violation of this Agreement shall be valid or effective, and neither the Company nor the Members shall recognize the same for the purpose of making distributions. Neither the Company nor the Members shall incur any liability as a result of refusing to make any such distributions to the assignee of any such invalid assignment.

ARTICLE IX

Dissociation

9.1   Events of Dissociation. The provisions of the Act relating to dissociation shall not apply to the Company. No Member shall have the power to withdraw from the Company except as provided herein. Only the occurrence of one or more of the following events with respect to a Member shall constitute the Dissociation of such Member:

(a) Withdrawing, retiring or resigning from the Company with the consent of those Members who own one hundred (100) percent of the Voting Rights in the Company; or

(b)   If the Member files a voluntary petition for bankruptcy, is adjudicated a bankrupt or has a bankruptcy petition filed against him which is not dismissed within ninety (90) days; or

(c)   On application by the Company or another Member, the Member's expulsion by judicial determination under Section 33-44-601(6) of the Act because the Member:

> (1)   Engaged in wrongful conduct that adversely and materially affected the Company's business; or
>
> (2)   Willfully or persistently committed a material breach of this Agreement or of a duty owed to the Company or the other Members under Section 33-44-409 of the Act; or
>
> (3)   Engaged in conduct relating to the Company's business which makes it not reasonably practicable to carry on the business with the Member; or

(d)   Entry of an order by a court of competent jurisdiction adjudicating the Member to be insane or incompetent, the appointment of a guardian or general conservator for the Member, or a judicial determination that the Member has otherwise become incapable of performing his duties under this Agreement; or

(e) The death of the Member; or

(f) The Disability of the Member (Disability shall mean totally and permanently disabled for a period of twelve (12) months during a fifteen (15) consecutive month period so that a Member is unable to engage in his usual Company duties as determined by a doctor selected and paid by the Company); or

(g) If the Member engages in any sale, merger, share exchange, partnership, joint venture or other arrangement, including the issuance of new shares of stock or equity interests in the Member or in any Person that Controls the Member, and as a result of said transaction a Person who is not one of the group of Persons in Control of the Member, as of the date such Member became a party to this Agreement, takes Control of the Member; or

(h) The filing of a Certificate of Dissolution, or the equivalent, for a Member that is a corporation, limited liability company, limited partnership, or other entity, or the lapse of ninety (90) days after notice to such Member of revocation of its charter without a reinstatement of its charter.

9.2   Effect of Member's Dissociation. Unless otherwise provided, the Dissociation of a Member does not dissolve the Company. A Dissociating Member does not cease to be a Member by reason of his Dissociation. The parties waive any right they may have to assert that the Act or

any other provision of law supersedes or modifies the provisions of this Agreement relating to the cessation of a Member's participation in the Company, withdrawal, or Dissociation.

9.3 Character of Payments. To the extent permitted by the Code and all applicable Treasury Regulations, all payments made to any Dissociating Member, other than those which relate to unrealized receivables and substantially appreciated inventory of the Company, shall be treated as payments described in Section 736(b) of the Code.

9.4 Statement of Dissociation. A Dissociated Member or the Company may file a Statement of Dissociation in accordance with the Act.

9.5 Death of a Member. Notwithstanding the foregoing on dissociation, in the event that a Member dies, then the other Members will split the deceased Member's voting rights amongst themselves evenly. The deceased Member's ownership interest will be given fair market value and cashed out. An heir of a deceased Member shall not be given membership into the Company unless the other Members unanimously consent and the other provisions regarding admission of a new member as specified in this Agreement are followed. The deceased Member's Membership Interest will be split amongst the remaining Members unless otherwise stated.

ARTICLE X

Miscellaneous Provisions

10.1 Notices. All notices or other communications required or permitted hereunder shall be in writing and hand delivered or sent by certified or registered mail, postage prepaid, and return receipt requested, to the Company at its principal place of business and to a Member at the address on EXHIBIT A attached hereto, or to such other address as may hereafter be designated by the giving of notice in accordance with this Section. All notices, consents or other communications shall be deemed given when actually hand delivered, or upon the date of mailing in accordance with this Section.

10.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina regardless of the residence or domicile, now or in the future, of any party hereto and notwithstanding any conflicts of laws.

10.3 Counterparts. This Agreement may be executed in more than one counterpart, each such counterpart shall be deemed an original, and all such counterparts shall constitute one and the same agreement.

10.4 Entire Agreement. This Agreement embodies the entire understanding and agreement among the parties pertaining to the subject matter hereof, and all prior agreements and understandings of the parties, whether written or oral, are terminated and superseded by this Agreement and shall be deemed merged herein.

10.5 Equitable Remedies. The Members confirm that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement and agree that in the event

DS as DS as

of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction (temporary or permanent), without posting bond, or other equitable remedy, but nothing herein contained is limited to, nor shall it limit or affect any right or rights at law or by statute or otherwise of any Member aggrieved against any other Member for a breach or threatened breach of any provision hereof, it being the intention of this Section to make clear the agreement of the Members that the respective rights and obligations of the Members hereunder shall be enforceable in equity as well as at law or otherwise.

10.6 **Exhibits.** The exhibits attached to this Agreement are hereby made a part hereof and incorporated herein by reference.

10.7 **Effective Date.** This Agreement shall become effective upon the later of the execution of this Agreement by all the Members or the filing of Articles of Organization with the South Carolina Secretary of State.

10.8 **Captions.** The headings, titles and captions of the Articles and Sections of this Agreement are inserted only to facilitate reference. They shall not define, limit, extend or describe the scope or intent of this Agreement or any provision hereof, and they shall not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part hereof.

10.9 **Severability.** If any provision of this Agreement shall, to any extent, be held invalid, illegal or unenforceable, in whole or in part, the validity, legality, and enforceability of the remaining part of such provision, and the validity, legality and enforceability of the other provisions hereof, shall not be affected thereby and each term, covenant or condition shall be valid and enforceable to the fullest extent permitted by law. If any such invalidity shall be caused by the length of any period of time, the size of any area or the scope of activities set forth in any provision hereof, such period of time, such area or scope or all, shall be considered to be reduced to a period, area, or scope which would cure such invalidity. Any provision of this Agreement which is held invalid, illegal or unenforceable in any jurisdiction shall not be deemed invalid, illegal or unenforceable in any other jurisdiction.

10.10 **Members' Rights To Receive Information.**

(a)   The Company shall provide Members and their agents and attorneys access to its records, if any, at the Company's principal office. The Company shall provide former Members and their agents and attorneys access for proper purposes to records pertaining to the period during which they were Members. The right of access provides the opportunity to inspect and copy records during ordinary business hours. The Company may impose a reasonable charge, limited to the costs of labor and material, for copies of records furnished.

(b)   The Company shall furnish to a Member, and to the legal representative of a deceased Member or Member under legal disability:

> (1)   Without demand, information concerning the Company's business or affairs reasonably required for the proper exercise of the Member's rights and performance of the Member's duties under this Agreement and the Act; and

(2) On demand, other information concerning the Company's business or affairs, except to the extent the demand or the information is unreasonable or otherwise improper under the circumstances.

(c) A Member has the right upon written demand given to the Company to obtain at the Company's expense a copy of this Agreement.

10.11 No Partnership Intended for Non-tax Purposes. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership under either the South Carolina Uniform Partnership Act or the South Carolina Uniform Limited Partnership Act. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any such other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

10.12 Arbitration. If at any time during the existence of the Company or after the dissolution or termination thereof, any question, disagreement, or difference shall arise among the Members or any of them or the estate of a deceased Member concerning the Company, its affairs, transactions, business or accounts, or duties, or obligations of the Members or the estate of a deceased Member, such question, disagreement, or difference shall be submitted to binding arbitration in accordance with the Federal Arbitration Act ("FAA").

(a) Obligation to Arbitrate. The Members agree that any claim, counterclaim, third party claim, cross-claim, dispute or controversy between them, whether in contract, tort or otherwise, whether pre-existing, present or future, and including statutory, administrative, common law, contract, intentional and equitable claims), shall be resolved, upon the unilateral or joint election of the parties, respectively, by **BINDING ARBITRATION**, except as otherwise prohibited by law. This Agreement evidences a "transaction involving commerce" under the Federal Arbitration Act ("FAA"), 9 U.S.C. §§ 1-16 and is subject to the FAA.

If the dispute is within the jurisdiction of the small claims court in this State, the Members may take the dispute to small claims court rather than to arbitration. Also, this Agreement to arbitrate does not limit the right of the Members, whether before, during, or after the pendency of any arbitration proceeding, to exercise self-help remedies. This Agreement to arbitrate does not limit the right of the Members, whether before or during the pendency of any arbitration proceeding to bring an action (individually, and not on behalf of a class) to obtain provisional or ancillary remedies or injunctive relief (other than a stay of arbitration) to protect the rights or property of the party seeking such relief. However, the arbitrator(s) shall have the power to vacate and/or stay any such proceedings or orders granting provisional or ancillary remedies or injunctive relief, upon application by the party.

(b) Arbitration Facility and Rules. The arbitration shall be administered in accordance with the FAA. The Members shall agree upon the selection of a single arbitrator. The arbitrators shall be a former federal judge or federal magistrate judge, a former judge of a state court of general jurisdiction or state appellate court or an experienced attorney, selected pursuant to the applicable rules. The arbitrator shall apply governing substantive law in making an award.

DS as DS as

Each Member has the right to be represented by legal counsel of their own choosing and each party shall be solely responsible for his, her or its attorneys' fees and expenses, unless the arbitrator(s) orders otherwise, based on applicable law. If the amount in controversy on any Claim exceeds $10,000.00, the arbitrator shall allow a reasonable amount of discovery relevant to the dispute, using the methods provided in the Federal Rules of Civil Procedure. The arbitrator shall allow and consider dispositive motions under the standards set forth in the Federal Rules of Civil Procedure.

Except as expressly provided in this Agreement, no Claim may be joined with another dispute, or consolidated with the arbitration of another Claim, or resolved on behalf of similarly situated persons. Any dispute regarding whether a particular controversy is subject to arbitration, shall be decided by the arbitrator(s) shall apply the law, including contract terms, statutes of limitations and legal precedent and shall follow the Federal Rules of Evidence, enforce applicable privileges, and employ applicable burdens of proof. The arbitrator(s) shall award only such relief as a court of competent jurisdiction could properly award and shall issue a reasoned award in writing. The arbitrator may award injunctive relief only in favor of the individual party seeking relief and only to the extent necessary to provide relief warranted by that party's individual claim. Any arbitration shall be initiated prior to expiration of the applicable statute(s) of limitations. Any review of such award shall be in accordance with the FAA, or if the FAA doesn't apply, in accordance with applicable South Carolina law.

10.13 Authority. Each of the persons executing this Agreement on behalf of any enterprise (trust, company, or other organization) represents and warrants that he or she has full authority to act as agent for each enterprise to execute this Agreement and bind the enterprise, and that the enterprise has taken all steps required by law and any controlling agreements to properly authorize the enterprise to enter into and be bound by this Agreement.

10.14 Specific Performance. The Parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

10.15 Amendments. This Agreement may not be amended except in writing by the affirmative vote of a supermajority interest of the Class A and B Members.

10.16 Attorney's Representations. The Members acknowledge that the law firm of Bristow Beverage Law, LLC prepared this Agreement on behalf of and in the course of its representation of the Company and that:

(a) The parties have been advised that a conflict does not exist among their individual interests; and

DS as DS as

(b)   The parties have been advised to seek the advice of independent counsel on both the business and tax aspects of the Agreement; and

(c)   The parties have had the opportunity to seek the advice of independent counsel regarding the same.

ARTICLE XI

Start Up and Initial Membership Agreements

11.1 Initial Membership. Each Member's Capital Contribution to the Company, Financial Rights, and Voting Rights are shown on EXHIBIT A attached hereto.

11.2 Initial Capital Contribution Funding. Each Member is responsible for funding his, her, or its portion of the initial Capital Contribution and the Financial Rights and Voting Rights cannot be exchanged with an outside party to raise any portion of the funds unless there is unanimous consent from the Members.

11.3 Outside Funding. Any initial Capital Contribution funds obtained from any third party must be fully disclosed and approved by sixty (60) percent vote of those Members with Voting Rights.

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the day and year first above written.

MEMBERS:

Name	Signature	Date	Witness
Adrian Sawczuk	*Adrian Sawczuk* —53BA6696D7184A7…	11/23/2019	*Dara Liberatore-Sawczuk* —E86872D8292447B…
Dara Liberatore	*Dara Liberatore-Sawczuk* —E86872D8292447B…	11/23/2019	*Adrian Sawczuk* —53BA6696D7184A7…
Tidal Creek Brewhouse LLC	By: *Adrian Sawczuk* —53BA6696D7184A7… Its: Manager	11/23/2019	*Dara Liberatore-Sawczuk* —E86872D8292447B…
Adrian Sawczuk	*Adrian Sawczuk* —53BA6696D7184A7…	11/23/2019	*Dara Liberatore-Sawcz* —E86872D8292447B…

EXHIBIT A

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

MEMBERSHIP INTEREST

Updated 12.24.24 to reflect Units



Tidal Creek Brewhouse Grand Strand, LLC							
Class A Members							
ID	Name of Member	[redacted]	itial Contribution	Units	Capital %	% Financial Rights	% Voting Rights
1	Adrian Sawczuk		$100,000	100,000	16.67%	5.00%	5.00%
2	Dara Liberatore - Sawczuk		$100,000	100,000	16.67%	5.00%	5.00%
3	Erik Gunderson		$5,000	5,000	0.83%	0.25%	0.25%
4	Darren Dunay		$5,000	5,000	0.83%	0.25%	0.25%
5	Marvin Renaud		$5,000	5,000	0.83%	0.25%	0.25%
6	CJ Sinar		$10,000	10,000	1.67%	0.50%	0.50%
7	Up to Par Management, LLC (Sean Taylor)		$10,000	10,000	1.67%	0.50%	0.50%
8	Mark Linsmeier		$10,000	10,000	1.67%	0.50%	0.50%
9	Darius Hodge		$5,000	5,000	0.83%	0.25%	0.25%
10	Chris Lover		$5,000	5,000	0.83%	0.25%	0.25%
11	Jeff Thompson		$40,000	40,000	6.67%	2.00%	2.00%
12	Leon Jablow		$5,000	5,000	0.83%	0.25%	0.25%
13	Krisanne Combs		$10,000	10,000	1.67%	0.50%	0.50%
14	Joel Bush		$5,000	5,000	0.83%	0.25%	0.25%
15	Andy Jordan		$5,000	5,000	0.83%	0.25%	0.25%

DS as DS as

Tidal Creek Brewhouse Grand Strand, LLC								
Class A Members								
ID	Name of Member	Address, Phone, Email	SS#; Tax ID	Initial Contribution	Units	Capital %	% Financial Rights	% Voting Rights
16	Andrew Cartey	[redacted]	[redacted]	$15,000	32,143	5.36%	0.75%	0.75%
17	Erik Houston	[redacted]	[redacted]	$10,000	21,429	3.57%	0.50%	0.50%
18	Lisa Laird	[redacted]	[redacted]	$10,000	21,429	3.57%	0.50%	0.50%
19	Sam Rudkin	[redacted]	[redacted]	$5,000	10,714	1.79%	0.25%	0.25%
20	Eddie Gonzales	[redacted]	[redacted]	$5,000	10,714	1.79%	0.25%	0.25%
21	CSS Holdings, LLC (Carlos Soares)	[redacted]	[redacted]	$20,000	42,857	7.14%	1.00%	1.00%
22	Sean Cleveland	[redacted]	[redacted]	$25,000	53,571	8.93%	1.25%	1.25%
23	Alan Fralick	[redacted]	[redacted]	$25,000	53,571	8.93%	1.25%	1.25%
24	Scott Drake	[redacted]	[redacted]	$10,000	21,429	3.57%	0.50%	0.50%
25	Mike Muncy	[redacted]	[redacted]	$5,000	10,714	1.79%	0.25%	0.25%
26	John MacDonald	[redacted]	[redacted]	$5,000	10,714	1.79%	0.25%	0.25%
27	Michael Bornmann	[redacted]	[redacted]	$10,000	21,429	3.57%	0.50%	0.50%
28	Todd Madison	[redacted]	[redacted]	$75,000	160,714	26.79%	3.75%	3.75%
29	Eva Madison	[redacted]	[redacted]	$25,000	53,571	8.93%	1.25%	1.25%
30	John J. Healy	[redacted]	[redacted]	$10,000	21,429	3.57%	0.50%	0.50%
31	Tidal Creek Brewhouse Grand Strand, LLC	[redacted]	[redacted]	$25,000	53,571	8.93%	1.25%	1.25%
	Capital Raised			$ 280,000.00	600,000			
	Initial Valuation			$2,000,000			30.00%	14.00%

DS as DS as

			Class B Members					
ID	Name of Member	Address, Phone, Email	SS#; Tax ID	Initial Contribution		Units	% Financial Rights	% Voting Rights
1	Tidal Creek Brewhouse	[redacted]			1,266,000	90%	63.30%	63.30%
2	CJ Sinar				2,000	0%	0.10%	0.10%
3	Alan Fralick				12,000	1%	0.60%	0.60%
4	Patrick Gibson				120,000	9%	6.00%	6.00%
	Total Class B						70.00%	70.00%
				$1,400,000	1,400,000			

DS as DS as

EXHIBIT B

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

ADMISSION AGREEMENT

THIS ADMISSION AGREEMENT is made and entered into this _____day of 11/23/2019, 20__, by and between TIDAL CREEK BREWHOUSE GRAND STRAND, LLC, a South Carolina limited liability company ("Company"), and the Person whose signature appears below ("New Member") in consideration of the admission of the New Member as a Member of the Company, the mutual promises and covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged.

(1) **Membership Units.** New Member will own $100,000 / 5% Membership Interest upon becoming a Member of Company. (Updated to units 12/23/24 – 100,000 units)

(2) **Agreement to Be Bound By Operating Agreement.** The New Member acknowledges receipt of a copy of the Company's Operating Agreement (the "Operating Agreement"). The New Member hereby agrees to be bound by all the terms and conditions of the Operating Agreement.

(3) **Representations and Warranties.** The New Member represents and warrants to the Company and the other Members in the Company that:

(a) New Member has complied with all of the requirements for becoming a Member in the Company set forth in the Operating Agreement and under applicable law;

(b) New Member's address and social security or tax identification number set forth below are true and correct as of the date hereof;

(c) New Member is acquiring the Membership Interest in the Company for New Member's own account as an investment and without any intent to distribute such Membership Units;

(d) New Member acknowledges that Membership Interest in the Company have not been registered under any federal securities laws including the Securities Act of 1933 or any state securities laws;

(e) New Member acknowledges that such Member's Membership Interest is subject also to the restrictions on transfer contained in the Operating Agreement and the Act (as defined in the Operating Agreement), and may not be resold or transferred by the Member without appropriate registration under applicable securities laws or the availability of an exemption from such requirements and compliance with the restrictions herein;

DS as DS as

(f) The financial capacity of New Member is such that the investment in the Company is not material to New Member's total financial capacity, and New Member has the financial ability to bear the economic risk of the investment and has means for providing for New Member's current needs and personal contingencies and has no need for liquidity with respect to New Member's investment in the Company;

(g) New Member has such knowledge and experience in financial and business matters that New Member is capable of evaluating the merits and risks of investment in the Company, understands that investment in the Company constitutes a speculative investment with substantial market, operational, competitive, management, economic, tax, interest rate, and other risks, has evaluated the risks associated with investment in the Company **AND HAS HAD OPPORTUNITY TO SEEK THE ADVICE OF NEW MEMBER'S OWN INDEPENDENT LEGAL COUNSEL AND OTHER INDEPENDENT EXPERTS REGARDING THE TRANSACTION**;

(h) New Member acknowledges that, to the best of the New Member's knowledge, the purchase of New Member's Membership Interest in the Company was not solicited by the use of general advertising or solicitation, and that no brokerage or similar commission was paid to anyone relating to New Member's acquisition of an interest in the Company unless otherwise agreed by the New Member and the Company.

(i) New Member has been given sufficient opportunity to ask questions, and receive answers with respect to the Company concerning the terms and conditions of New Member's investment and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information provided to New Member in order for New Member to evaluate the merits and risks of investment in the Company;

(j) New Member has taken all action necessary to approve and authorize the execution of this Admission Agreement and to consummate the transaction contemplated hereby; and

(k) When executed and delivered, this Admission Agreement shall constitute the valid and binding obligation of New Member, enforceable in accordance with its terms and conditions.

New Member shall and does hereby agree to indemnify and hold harmless the Company and the other Company Members from any and all liabilities, losses, costs, damages, or expenses (including, without limitation, the costs of litigation and reasonable attorneys' fees) arising out of, resulting from, or in any way related to the misrepresentation or breach of any representation or warranty of New Member set forth above in this Admission Agreement.

(4) **<u>Counterparts</u>.** This Admission Agreement may be executed in multiple counterparts.

DS as DS as

(5) **Terms.** All capitalized terms not otherwise defined herein shall have the meanings given them in the Operating Agreement.

This Admission Agreement is executed as of the date first above written.

Witnesses:

DocuSigned by:
Dara Liberatore-Sawczuk
E86872D8292447B...

Dara Liberatore-Sawczuk

DocuSigned by:
Dara Liberatore-Sawczuk
E86872D8292447B...

Dara Liberatore-Sawczuk

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

By: DocuSigned by: Adrian Sawczuk
53BA6696D7184A7...

Its: Manager

NEW MEMBER

DocuSigned by:
Adrian Sawczuk
53BA6696D7184A7...

Adrian Sawczuk

Print Name [redacted]

Address: ______________________

[redacted]

DS as DS as